UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)(1)


                              Amtech Systems, Inc.
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                                (Name of Issuer)

                      Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                    032332504
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                                 (CUSIP Number)

                                Steven N. Bronson
                               100 Mill Plain Road
                           Danbury, Connecticut 06811

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2007
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             (Date of Event which Requires Filing of This Statement)

-------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 032332504                SCHEDULE 13D
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     STEVEN N. BRONSON
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     Not applicable.
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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  NUMBER OF       7    SOLE VOTING POWER

   SHARES              186,449
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            186,449
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     186,449
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%
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14   TYPE OF REPORTING PERSON (See Instructions)
     IN
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

CUSIP No. 032332504                SCHEDULE 13D

Item 1.  Security and Issuer.

     This statement relates to the common stock, $.01 par value ("Common Stock") of Amtech Systems, Inc. (the "Issuer"). The Issuer's principal executive office is located at 131 South Clark Drive, Tempe, Arizona, 85281.


Item 2.  Identity and Background.

     (a) This amendment to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road, Danbury, Connecticut 06811.

     (c) Mr. Bronson is the President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 100 Mill Plain Road, Danbury, Connecticut 06811. Mr. Bronson is also the trustee of the Catalyst Financial LLC Profit Sharing Plan F/B/O Steven and Kimberly Bronson 100 Mill Plain Road, Danbury, Connecticut 06811 (the "Plan"). Additionally,
Mr. Bronson is the managing member of Catalyst Fund GP, LLC, a Delaware limited liability company, which is the general partner of Catalyst Fund, L.P., a Delaware limited partnership (the "Fund").

     (d) During the last five years Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Bronson is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.


Item 4.  Purpose of Transaction.

    On February 1, 2007, the Issuer sold 2,625,000 shares of Common Stock in an underwritten public offering, which increased the Issuer's issued and outstanding shares to 6,101,042 shares of Common Stock issued and outstanding.


Item 5.  Interest in Securities of the Issuer.

      (a)(b) As of February 1, 2007, Mr. Bronson, as the President of Catalyst and the managing member of the general partner of the Fund, may be deemed to beneficially own an aggregate of 186,449 shares of the Issuer's Common Stock, representing approximately 3.1% of the total shares of Common Stock issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include the 50,000 shares of Common Stock held by Catalyst and the 136,449 shares of Common Stock owned by the Fund. Mr. Bronson has sole voting and sole dispositive power with respect to the shares of Common Stock owned by Catalyst and the Fund.

     (c) The following open market transactions were effected by Mr. Bronson during the past sixty (60) days:


Person or                      Buy or
Entity              Trade Date  Sell          Quantity               USD Price
------------------------------------------------------------------------------
The Fund             1/30/2007  Sell            -7,150                   7.24

The Plan            12/14/2006  Sell             -2600                   7.00

Person or                      Buy or
Entity              Trade Date  Sell          Quantity               USD Price
------------------------------------------------------------------------------
Mr. Bronson's
Spouse               1/31/2007  Sell            -4.000  ASYS           7.2145

Catalyst             12/4/2006  Sell              -100  ASYS             6.82
Catalyst             12/4/2006  Sell             -1000  ASYS             6.80
Catalyst             12/5/2006  Sell             -2900  ASYS             7.00
Catalyst            12/21/2006  Sell             -2300  ASYS             8.38
Catalyst            12/22/2006  Sell              -500  ASYS             8.39
Catalyst            12/22/2006  Sell              -245  ASYS             8.40
Catalyst            12/22/2006  Buy                500  ASYS             7.32
Catalyst            12/26/2006  Sell             -1000  ASYS             7.70
Catalyst            12/26/2006  Buy                545  ASYS             7.45
Catalyst            12/27/2006  Buy                200  ASYS             7.36
Catalyst            12/27/2006  Buy                200  ASYS             7.39
Catalyst            12/27/2006  Buy                100  ASYS             7.36
Catalyst            12/28/2006  Buy               1000  ASYS             7.69
Catalyst            12/28/2006  Buy                500  ASYS             7.72
Catalyst            12/28/2006  Buy                500  ASYS             7.71
Catalyst            12/28/2006  Buy                500  ASYS             7.71
Catalyst              1/5/2007  Sell              -173  ASYS             7.70
Catalyst              1/8/2007  Sell             -2090  ASYS             7.50
Catalyst              1/8/2007  Sell              -100  ASYS             7.51
Catalyst              1/8/2007  Sell              -300  ASYS             7.31
Catalyst              1/8/2007  Sell              -600  ASYS             7.30
Catalyst              1/8/2007  Sell              -100  ASYS             7.31
Catalyst              1/8/2007  Sell              -200  ASYS             7.31
Catalyst              1/8/2007  Sell              -300  ASYS             7.31
Catalyst              1/9/2007  Sell              -100  ASYS             7.00
Catalyst              1/9/2007  Sell              -100  ASYS             7.02
Catalyst              1/9/2007  Sell             -1100  ASYS             7.00
Catalyst             1/17/2007  Sell              -661  ASYS             6.99
Catalyst             1/18/2007  Sell             -1176  ASYS             6.77
Catalyst             1/26/2007  Sell             -1900  ASYS             6.99
Catalyst             1/30/2007  Sell              -200  ASYS             7.24
Catalyst             1/30/2007  Sell              -300  ASYS             7.24
Catalyst             1/30/2007  Sell              -100  ASYS             7.24
Catalyst             1/30/2007  Sell               -99  ASYS             7.26
Catalyst             1/30/2007  Sell              -500  ASYS             7.24
Catalyst             1/30/2007  Sell              -100  ASYS             7.10
Catalyst             1/30/2007  Sell              -545  ASYS             7.10
Catalyst             1/30/2007  Sell             -3056  ASYS             7.10
Catalyst             1/30/2007  Sell              -100  ASYS             7.11
Catalyst             1/30/2007  Sell              -350  ASYS             7.24
Catalyst             1/31/2007  Sell              -750  ASYS             6.90

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Mr. Bronson ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of the Issuer's Common Stock on February 1, 2007.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None


Item 7.  Material to be Filed as Exhibits.

     None


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2007

                                              Steven N. Bronson


                                              /s/ Steven N. Bronson
                                              ----------------------
                                              Steven N. Bronson




     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).